UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the six months period ended June 30, 2010.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Avenida Paseo de la Reforma No. 222, pisos 20 y 21
Col. Juárez
México, D.F., 06600,
México (52)55-2629-5800
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form
20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
QUARTERLY REPORT ON FORM 6-K
INDEX TO UNAUDITED FINANCIAL INFORMATION

Page

PART I — FINANCIAL INFORMATION

Item 1. Basis of presentation of quarterly information	2

Item 2. Unaudited Financial Statements:

Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009	3

Consolidated Statements of Operations for the six months period ended June 30, 2010 and 2009 and for the three months period ended June 30, 2010 and 2009	4

Consolidated Statements of Cash Flows for the six months period ended June 30, 2010 and 2009 and for the three months period ended June 30, 2010 and 2009	5

Condensed Notes to Consolidated Financial Statements	6

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations:	22

Results of operations for the six months period ended June 30, 2010 and 2009	22

Results of operations for the three months period ended June 30, 2010 and 2009	24

PART II — OTHER INFORMATION

Item 1. Legal Matters	28

Item 2. Other Matters	28

Item 3. Exhibits	28

Item 4. Signatures	29
Exhibit 10.1

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Item 1. Basis of Presentation of Quarterly Periods Information
The principal purpose in the preparation of the unaudited consolidated financial information of Satélites Mexicanos, S. A. de C.V. and its subsidiaries collectively (which we refer to herein as “Satmex” or the “Company”) reported in this periodic report on Form 6-K for the six months period ended June 30, 2010 and 2009 is to comply with the covenants established in the Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V., each of the First Priority Guarantors named there in, as First Priority Guarantors, and U.S. Bank National Association, a national banking association, as First Priority Indenture (successor) Trustee (the “First Priority Indenture) and the Indenture, dated as of November 30, 2006, between Satélites Mexicanos, S.A. de C.V. the Issuer, each of the Second Priority Guarantors named therein as Second Priority Guarantors, and Wells Fargo Bank National Association, a national banking association as Trustee (the “Second Priority Indenture” and, together with the First Priority Indenture, the “Indentures”). This same information shall be furnished to the holders of our First Priority Senior Secured Notes (the “First Priority Notes”) and Second Priority Senior Secured Notes (the “Second Priority Notes”, and, together with the First Priority Notes, the “Notes”).
In accordance with Section 4.10(b) of the First Priority Indenture and Section 4.8 of the Second Priority Indenture, Satmex must furnish after the end of each of the first three quarterly periods of each fiscal year the unaudited consolidated balance sheet as at the end of such quarter and the related unaudited consolidated statements of income and cash flows for such quarter and the portion of the fiscal year through the end of such quarter, setting forth a comparison to the figures for the previous year or, in the case of balance sheet, the previous year-end.
In accordance with Section 4.11(a)(iv) of the First Priority Indenture and Section 4.10 of the Second Priority Indenture, Satmex must furnish quarterly unaudited financial information, including a Management’s Discussion and Analysis of Financial Condition and Results of Operations of Satmex and its subsidiaries by quarter, compared to the corresponding quarter of the previous year.
The accompanying consolidated financial statements have not been audited, but are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (the “Codification”).
This periodic report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “will”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this Form 6-K and we undertake no obligation to update or revise any of them.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART I — FINANCIAL INFORMATION
Item 2. Unaudited Financial Statements
Consolidated Balance Sheets
(In thousands of U. S. dollars)

	June 30, 2010	December 31, 2009
	(unaudited)	(audited)
Assets

Current assets:
Cash and cash equivalents	$101,512	$102,393
Accounts receivable — net	16,585	9,543
Due from related parties	761	464
Inventories — net of allowance for obsolescence	283	410
Prepaid insurance	3,009	5,695
Deferred income taxes	108	—

Total current assets	122,258	118,505

Satellites and equipment	233,871	235,240
Concessions	38,890	39,597
Intangible assets	10,037	12,917
Guarantee deposits and other assets	732	646
Goodwill	32,502	32,502

Total	$438,290	$439,407

Liabilities and Shareholders’ Deficit

Current liabilities:
Accrued interest	$1,656	$1,641
Accounts payable and accrued expenses	15,794	16,816
Deferred revenue	2,344	2,344
Income tax payable	7	56
Deferred income taxes	—	146

Total current liabilities	19,801	21,003

Debt obligations	428,184	420,615
Deferred revenue	61,838	63,010
Labor obligations	558	735
Accrued expenses	860	788
Deferred income taxes	5,313	5,401

Total liabilities	516,554	511,552

Contingencies and commitments (Note 14)

Shareholders’ deficit:
Total Satélites Mexicanos, S. A. de C. V. shareholders’ deficit
Common stock	46,764	46,764
Accumulated deficit	(128,278)	(121,988)

Total Satélites Mexicanos, S. A. de C. V. shareholders’ deficit	(81,514)	(75,224)
Noncontrolling interest	3,250	3,079

Total shareholders’ deficit	(78,264)	(72,145)

Total	$438,290	$439,407

See accompanying condensed notes to these consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands of U. S. dollars)

	Six months period ended		Three months period ended
	June 30,		June 30,
	2010	2009	2010	2009
Revenues:
Satellite services — net	$53,056	$50,348	$26,626	$25,023
Broadband satellite services	6,204	6,151	3,201	3,029
Programming distribution services	4,641	4,941	2,267	2,540

	63,901	61,440	32,094	30,592

Cost and expenses:
Satellite services (1)	5,563	5,991	2,832	2,926
Broadband satellite services (1)	1,141	927	649	533
Programming distribution services (1)	2,475	2,447	1,252	1,201
Selling and administrative expenses (1)	16,636	8,344	9,104	3,883
Depreciation and amortization	21,414	23,848	10,971	11,797

	47,229	41,557	24,808	20,340

Operating income	16,672	19,883	7,286	10,252

Other (expense) income:
Interest expense	(22,446)	(21,930)	(11,901)	(10,996)
Interest income	160	211	73	102
Net foreign exchange gain (loss)	6	(132)	38	265

Loss before income taxes	(5,608)	(1,968)	(4,504)	(377)

Income tax	511	6,913	(2,044)	3,229

Net loss	(6,119)	(8,881)	(2,460)	(3,606)

Less: Net income attributable to noncontrolling interest	171	202	41	145

Net loss attributable to Satélites Mexicanos, S.A. de C.V.	$(6,290)	$(9,083)	$(2,501)	$(3,751)

(1)	Exclusive of depreciation and amortization shown separately below.
See accompanying condensed notes to these consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands of U. S. dollars)

	Six months period ended		Three months period ended
	June 30,		June 30,
	2010	2009	2010	2009
Cash flows from operating activities:
Net loss	$(6,119)	$(8,881)	$(2,460)	$(3,606)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	21,414	23,848	10,971	11,797
Deferred income taxes	(342)	(62)	(76)	(64)
Deferred revenue	(1,172)	(1,172)	(586)	(586)
Interest accrued to principal on debt obligations (see Note 10b)	7,569	6,935	3,946	3,483

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(7,042)	5,657	(7,057)	1,980
Due from/to related parties	(297)	(181)	154	72
Inventories	127	(122)	(48)	(109)
Prepaid insurance	2,686	497	1,432	(1,051)
Guarantee deposits and other assets	(86)	49	(14)	17
Increase (decrease) in:
Accounts payable and accrued expenses	1,120	496	2,904	380
Accrued interest	15	64	(123)	80

Net cash flows provided by operating activities	17,873	27,128	9,043	12,393

Cash flows from investing activities:
Acquisition of satellite Satmex 8	(16,046)	—	(16,046)	—
Acquisition of equipment	(2,708)	(732)	(1,599)	(285)

Net cash flows used in investing activities	(18,754)	(732)	(17,645)	(285)

Cash and cash equivalents:
Net (decrease) increase for the period	(881)	26,396	(8,602)	12,108
Beginning of period	102,393	58,207	110,114	72,495

End of the period	$101,512	$84,603	$101,512	$84,603

Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid	$13,725	$13,791	$7,473	$6,861

Income taxes paid	$4,079	$2,040	$1,724	$1,726

See accompanying condensed notes to these consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Condensed Notes to Unaudited Consolidated Financial Statements
(In thousands of U.S. dollars)
1.	Nature of business
Satélites Mexicanos, S. A. de C. V. and subsidiaries (collectively, “Satmex” or the “Company”) is a provider of fixed satellite services in the Americas, providing satellite transmission capacity for fixed and mobile telephone networks, internet, remote educational services, and maritime and aerial operating controls. It also markets the use of satellite capacity for telecommunication transmission and broadcasting, which includes special events, sports, news and entertainment. The Company has created the Programming distribution services segment to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”), and also provides broadband satellites services through its main subsidiary, of transmission capacity for various applications, such as internet access via satellite, telecommunication transmission, and broadcasting.
In order to provide satellite transmission capacity, Satmex owns and operates three satellites, Satmex 6, Satmex 5, and Solidaridad 2, which operate in geostationary orbits at 113.0° W.L., 116.8° W.L., and 114.9° W.L., respectively. In total, Satmex has 156 36-MHz transponder equivalents operating in the C and Ku bands, mainly covering substantially the USA, Mexico, the Caribbean, and the rest of Latin American countries, excluding certain western regions of Brazil.
Solidaridad 2 was placed in inclined orbit on March 1, 2008, whereby it only provides satellite services to the Mexican government. Thus, its ability to generate revenues as expected is limited.
2.	Organization
The unaudited consolidated financial statements include the financial statements of Satélites Mexicanos, S. A. de C. V. and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All significant intercompany transaction and balances have been eliminated in consolidation. The activities of the entities in the consolidated group are described below:

	Ownership
Company	percentage	Activity

Enlaces Integra, S. de R. L. de C. V. (“Enlaces”)	75.00%	Acquired on November 30, 2006. Its main activities are broadband satellite services (installation, operation, control and exploitation of public telecommunications networks in Mexico).

HPS Corporativo S. de R. L. de C. V. (“HPS”)	99.97%	Provides administrative services.

Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%	Incorporated on December 19, 2008, to be a vehicle to contract with a third party the procurement of the Satmex 7 satellite.

Alterna’TV International Corporation (“Alterna’TV Int.”)	100.00%	Incorporated on May 21, 2009. This entity is engaged in programming distribution services. As of December 31, 2009, Alterna’TV Int. has not operated.

SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“Service Companies”)	99.97%	Incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
3.	Basis of presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
a.
Fresh-start reporting — As a result of the reorganization process, Satmex adopted fresh-start reporting (“FSR”) as of November 30, 2006. Reorganization adjustments were made on that date in the consolidated financial information to reflect the effects of the aforementioned agreements in accordance with the Confirmation Order and adoption of FSR. These adjustments reflected the relative fair values the Company’s assets and liabilities on the Effective Date. As a result of Satmex’s emergence from Chapter 11 of the U.S. Federal Bankruptcy Law on October 26, 2006, for financial reporting purposes a new economic entity was established as Satmex and subsidiaries; however, each of the legal entities preserves its rights and responds to its obligations individually in accordance with Mexican laws.

b.
Going concern — The Company’s ability to continue as a going concern, to improve performance and obtain profitability is dependent on its ability to maintain operating discipline, improve cost structure, encourage organic growth within operating groups, capitalize on licensing and sublicensing opportunities, refinance the existing debt, and construct Satmex 7 and Satmex 8, high-power replacements for Solidaridad 2 and Satmex 5, respectively.

As of June 30, 2010 and December 31, 2009, the Company’s statutory financial statements show an accumulated deficit exceeding two-thirds of its paid-in capital. Under Mexican law, this condition permits the Company’s shareholders, creditors or other interested parties to force the Company into dissolution. The Company is likely to require additional financing to service or refinance its indebtedness, fund its operations and/or invest in the growth of the business. Further, as detailed in Note 10, FPSSN are due in November 2011 and current levels of cash and cash equivalents and operating cash flows might not be sufficient to repay such obligations. Existing indentures restrict the ability to incur additional debt unless authorization from bondholders is obtained. The Company is highly leveraged and it may not be able to access financing, if at all, on terms acceptable and permitted by the existing indentures. In addition, the restrictions contained in these agreements governing the indebtedness may impair Satmex’s ability to finance future operation capital needs, or engage in other activities.

However, the Company’s management believes that these situations will not affect the operations in the short term due to the following:
•	Opportunities for the sale and internal restructuring of the Company are being considered, for which independent experts advisors have been hired.

•	Different financing alternatives are being pursued with both national and foreign institutions.

•
On May 7, 2010, the Company obtained waivers for certain indenture covenants from the holders of a majority of each of the FPSSN and SPSSN to allow Satmex to enter into the Agreement and a satellite launch agreement for Satmex 8, and to make up to $100 million of cash payment in connection therewith.

•
Management has obtained approval from the Board of Directors to proceed with the design and construction of the replacement for Satmex 5. As result of the waiver above mentioned, Satmex entered into a definitive construction agreement with Space System Loral (SS/L), retroactively effective of April, 2010, for the design and construction of a new satellite to replace Satmex’s existing Satmex 5 satellite.

Therefore, the accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
c.
Foreign currency transactions — For statutory purposes, accounting records are maintained in Mexican pesos, in the Spanish language and under Mexican Financial Reporting Standards. For US GAAP purposes, Satmex keeps separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of June 30, 2010 and December 31, 2009, were Ps.12.46 and Ps. 13.06, respectively), with the resulting effect included in the results of operations.

4.	Significant accounting policies
A summary of the significant accounting policies used in the preparation of the accompanying unaudited consolidated financial statements follows:
a.
Cash and cash equivalents — This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b.
Concentrations of credit risk — Financial assets, which potentially subject Satmex to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. Satmex’s cash and cash equivalents are maintained with high-credit quality financial institutions. Satmex’s customers are several companies of the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The main customers of the Company are as follows: for Satellite services — broadcasting Grupo Televisa and Productora y Comercializadora de Televisión, S. A. de C.V.; for Satellite services — telecommunications Teléfonos de México, S. A. de C. V. and Telmex Perú, S. A. (“Telmex”); and for Satellite services — data transmission and Internet Hughes Network Systems, Inc. For Programming distribution services the Company’s main customers are Direct TV and Comcast LLC and the main customers of Enlaces (Broadband satellite services) are Globalstar de México, S. de R. L. de C. V. and Wal-Mart de México, S. A. de C. V.

Revenue provided by Satellite service revenues, Programming distribution services and Broadband satellite services were obtained from:

	Six months
	period ended	Year ended
	June 30, 2010	December 31, 2009
	%	%

Hughes Networks Systems, Inc.	18	20
Telmex	15	15
Other foreign customers	37	36
Other domestic customers	30	29
c.	Inventories — Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.

d.
Satellites and equipment — As of November 30, 2006, Satmex adopted FSR, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the planned future use of each asset or group of assets and/or quoted market prices for assets where a market exists for such assets. In the determination of fair value, Satmex also considered whether an asset would be sold either individually or with other assets and the proceeds Satmex could expect to receive from such sale.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Assumptions relating to the expected future use of individual assets could affect the fair value of such assets and the depreciation expense recorded related to such assets in the future. Depreciation is provided on the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Below are the estimated original useful lives of the satellites and equipment as of June 30, 2010 are as follows:

Average Years
Satellites in-orbit — original estimated useful life as determined by engineering analysis:
Satmex 6	15
Satmex 5	15
Solidaridad 2	14.5

Equipment:

Satellite equipment	3
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 6, Satmex 5, and Solidaridad 2, commenced their operation in July 2006, January 1999 and November 1994 (fully-depreciated), respectively.

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs include direct contract costs, allocated indirect costs, launch costs, in-orbit test insurance and construction period interest.

The Company insures its satellites to cover any possible loss, except for that mentioned in Note 15. The amounts of contracted coverage are based on satellite industry standards. When a new satellite is launched, Satmex procures insurance to cover both the launch risk and a period of in-orbit risk. The premium paid for these concepts is capitalized within the cost of the satellite. The premium paid to renew in-orbit coverage is recorded as a prepaid insurance and amortized over the related policy period.

e.
Concessions — As of November 30, 2006, Satmex adopted FSR, under which its orbital concessions were recorded at fair value and are amortized over 40 years using the straight-line method. Their remaining useful life at such date was 31 years. The concession to operate a telecommunications public network is amortized over 23 years, which was the remaining useful life at the date of grant to Satmex, originally granted for 30 years.

f.
Valuation of satellites and long-lived assets — The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows from our satellites could be impacted by, among other things:

•	Changes in estimates of the useful life of the satellite.

•	Changes in estimates of our ability to operate the satellite at expected levels.

•	Changes in the manner in which the satellite is to be used.

•	The loss of one or several significant customer contracts on the satellite.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
g.
Goodwill — Goodwill represents the amount by which the Company’s reorganization equity value exceeded the fair value of its net assets (exclusive of debt obligations) on November 30, 2006, in accordance with -start accounting requirements. Goodwill is not amortized and is subject to an annual impairment test which the Company performs in the fourth quarter of each fiscal year. Goodwill was allocated to the reporting unit level (operating segment or one level below an operating segment). The Company compares the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the goodwill within the reporting unit is less than its carrying value. The Company completed its annual goodwill impairment test in the fourth quarter of 2009 and determined that Goodwill was not impaired.

h.
Intangible assets — Intangible assets consist primarily of contract backlog, customer relationships, internally developed software and technology, and landing rights, all of which were recorded in connection with the adoption of FSR. The fair values were calculated using several approaches that encompassed the use of excess earnings, relief from royalty and the build-up methods. The excess earnings, relief from royalty and build-up approaches are variations of the income approach. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over the estimated useful lives of the assets, except for contract backlog which is amortized in accordance with the maturity of the related agreements maturity. Intangible assets are also reviewed for impairment using the same methodology as discussed in insert f. above.

i.
Labor obligations — In accordance with Mexican Labor Law, the Company provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

The Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Costs associated with these benefits are provided for based on actuarial computations using the project unit credit method.

j.	Provisions — Provisions are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

k.
Income taxes — Income taxes, calculated as the higher of the regular Mexican income tax (“ISR”) or the Business Flat Tax (“IETU”), are recorded in the results of the year in which they are incurred. The Company, based on its financial projections, determines whether it expects to incur ISR or IETU in the future and accordingly recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their respective ISR or IETU bases, measured using enacted rates. The effects of changes in the statutory rates are accounted for in the period that includes the enactment date. Deferred income tax assets are also recognized for the estimated future effects of tax loss carry forwards and asset tax credit carry forwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely.

Tax on assets (“IMPAC”) paid through 2007 that is expected to be recovered is recorded as an advanced payment of ISR and is presented in the consolidated balance sheets within the deferred income taxes.

l.
Statutory employee profit sharing — Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

m.
Revenue recognition — Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.
Revenues from end-of-life leases for transponders are usually collected in advance. Satmex does not provide insurance and/or guarantee of any kind for the related transponders to these customers. Total revenue and related cost are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.
The public and private network signal and value-added services (“Broadband satellite services”) are recognized when rendered.
The sale of antennas and installation services represent separate deliverables. The sale of antennas and installation services are recognized in the period which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas; the installation and testing of the antennas takes a few hours and occurs in the same day as delivery of the antennas. Sales and installation of antennas are subject to contractual customer acceptance provisions; consequently, the Company recognizes revenue at the date of customer’s formal acceptance of the equipment, which generally occurs on the same day as delivery and installation is completed.
On a monthly basis, Satmex estimates the number of subscribers to programming distribution services for each purchaser of its programming. Satmex applies the contractual value of each subscriber to calculate the monthly revenue attributable to the purchaser. Approximately 45 to 60 days after the end of each month, Satmex receives a definitive report from the purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to the purchaser based on definitive report. Variations between the estimated and actual revenue amounts are not material.
n.
Deferred revenue — Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the concessions. In 1997, Satmex recorded $88 million as deferred revenue, as the value of this obligation, and an increase in the value of the concessions by the same amount. This obligation is being amortized over 40 years as an increase in revenue and corresponding increase in amortization expense. As a result of the application of FSR, deferred revenue was adjusted to fair value. Annual amortization is $2.3 million.

o.
Use of estimates — The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes and the estimated useful lives of each satellite. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

p.
Comprehensive loss — Comprehensive loss includes, in addition to net loss, all other changes in an entity’s equity during the period resulting from transactions, and other events and circumstances except those from investments by owners and distributions to owners. As Satmex did not generate changes in equity from nonowner sources, Satmex’s comprehensive loss includes solely the net loss for each respective year.

q.
Recently adopted accounting pronouncements — In October 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 (SFAS No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. FASB ASC 105-10 establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial standards in conformity with US GAAP. Upon the adoption of ASC 105-10, all then-existing non-SEC accounting and reporting standards were superseded, with the exception of certain items listed in ASC 105-10. The purpose of the Codification is not to create new accounting and reporting guidance, but rather to simplify user access to all authoritative US GAAP. Accordingly, the adoption of ASC 105-10 had no effect on the Company’s consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
In July 2009, the Company adopted ASC 820-10 (FASB Staff Position FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly), which provided further guidance on how to determine the fair value of assets and liabilities when there is no active market or where the price inputs being used to determine fair value represent distressed sales. ASC 820-10 was considered in the valuation of the Company’s debt for purposes of disclosures of the fair value of financial assets and liabilities not recognized in the financial statements at their fair value, but did not have a material impact on the accompanying consolidated financial statements.
In September 2009, the Company adopted FASB ASC 820-10 (FASB Accounting Standards Update (ASU) 2009-5, Measuring Liabilities at Fair Value), which provides guidance on measuring the fair value of liabilities for which a quoted price in an active market for the identical liability is not available. The adoption of this standard did not have a material impact on the consolidated financial statements.
In January 2009, the Company adopted ASC 810-10 (SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51) which establishes the accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary, and also amends certain consolidation guidance for consistency with revised standards regarding business combinations. The presentation and disclosure requirements of this new guidance were adopted in 2009 and applied retrospectively, while the accounting provisions were applied prospectively as of January 1, 2009, and did not have a material effect on the accompanying consolidated financial statements.
In January 2009, the Company adopted ASC 350-30 (FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350-10 (SFAS No. 142, Goodwill and Other Intangible Assets). The objective of ASC 350-30 is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under ASC 805-10 (SFAS No. 141(R), Business Combinations). The adoption of this guidance did not have a material impact on the accompanying consolidated financial statements and related disclosures.
In July 2009, the Company adopted ASC 855-10 (SFAS 165, Subsequent Events). ASC 855-10 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-09, which exempts filers with the Securities and Exchange Commission from disclosing the date through which subsequent events have been evaluated.
Recently issued accounting pronouncements In December 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities that amends Accounting Standards Codification (“ASC”) Topic 810, Consolidations (“ASC 810”). The amendments to ASC Topic 810 are the result of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) that was issued in June 2009. ASU No. 2009-17 modifies the approach for determining the primary beneficiary of a variable interest entity (“VIE”). Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE. The modified approach for determining the primary beneficiary of a VIE, effective for the Company on January 1, 2010, did not have a material impact on our condensed consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
In January 2010, FASB issued an amendment to its accounting for distributions to shareholders with components of stock and cash. This new guidance clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance. This guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. There was no impact from adoption of this guidance since we have never declared dividends on our common stock.
In January 2010, FASB issued an amendment to its accounting and reporting for decreases in ownership of a subsidiary. This amendment clarifies the scope of the decrease in ownership provisions in the consolidation — overall subtopic and related guidance. This amendment is effective beginning in the period that an entity adopts FASB’s guidance on Noncontrolling Interests in Consolidated Financial Statements, which was effective January 1, 2009 for us. There was no impact from the adoption of this guidance on our consolidated financial position or results of operations.
In January 2010, the FASB issued new guidance to enhance disclosure requirements related to fair value measurements by requiring certain new disclosures and clarifying certain existing disclosures. This new guidance requires disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 recurring fair value measurements and the reasons for the transfers. In addition, the new guidance requires additional information related to activities in the reconciliation of Level 3 fair value measurements. The new guidance also expands the disclosures related to the disaggregation of assets and liabilities and information about inputs and valuation techniques. The new guidance related to Level 1 and Level 2 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2009 and the new guidance related to Level 3 fair value measurements is effective for fiscal years beginning after December 15, 2010 and interim periods during those fiscal years. Effective January 1, 2010, the Company adopted the new guidance related to Level 1 and Level 2 fair value measurements. The Company’s adoption of the new guidance had no impact on its consolidated financial position, results of operations and cash flows.
In February 2010, FASB issued an amendment to certain recognition and disclosure requirements relating to subsequent events. This amendment removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. Generally Accepted Accounting Principles (“GAAP”). The amendment is effective upon issuance of the final update. There was no impact from the adoption of this guidance on our consolidated financial position or results of operations as the amendment only addresses disclosures.
5.	Cash and cash equivalents

	June 30, 2010	December 31, 2009

Cash	$19,581	$44,442
Cash equivalents (1)	81,931	57,951

	$101,512	$102,393

(1)	The Company’s cash equivalents consist mainly of treasury bills with original maturities less than 20 days.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
6.	Accounts receivable

	June 30, 2010	December 31, 2009

Customers	$11,424	$8,078
Allowance for doubtful accounts	(375)	(360)

	11,049	7,718

Recoverable IETU	3,450	125
Value-added tax and tax withholdings	1,242	1,058
Other	844	642

	$16,585	$9,543

7.	Satellites and equipment

	June 30, 2010	December 31, 2009

Satellites in-orbit	$314,136	$314,136
Equipment for satellites	13,699	11,986
Furniture and fixtures	6,309	5,836
Leasehold improvements	1,660	1,527

	335,804	333,485
Accumulated depreciation and amortization	(121,772)	(104,119)

	214,032	229,366
Advance payment for construction of Satmex 7	2,600	2,600
Advance payment for construction of Satmex 8	16,046	—
Other construction in-progress	1,193	3,274

	$233,871	$235,240

The Satmex 6 satellite was launched on May 27, 2006 and commenced operations in July 2006.
The Satmex 5 satellite was launched on December 5, 1998 and commenced operations in January 1999.
Solidaridad 2 concluded its depreciation period based upon its estimated useful life during 2009.
For the period from January 1 to June 30, 2010, depreciation expense was $17.8 million.
8.	Concessions

	June 30, 2010	December 31, 2009

Orbital concessions	$41,700	$41,700
Public telecommunications network	2,248	2,248

	43,948	43,948
Accumulated amortization	(5,058)	(4,351)

	$38,890	$39,597

For the period from January 1 to June 30, 2010, amortization expense was $0.7 million.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
9.	Intangible assets
Intangible assets recognized in connection with the adoption of fresh-start reporting are as follows:

	Weighted
	average
	remaining	2010		2009
	amortization		Accumulated		Accumulated
	period (years)	Gross amount	amortization	Gross amount	amortization

Contract backlog (1)	6	$67,990	$58,965	$67,990	$56,268
Customer relationships (1)	4	2,128	1,155	2,128	1,003
Internally developed software and technology (2)	2	270	238	270	209
Landing rights (1)	1	60	53	60	51

		$70,448	$60,411	$70,448	$57,531

The valuation methods used were the income approach (1) and cost approach (2).
For the period from January 1 to June 30, 2010, amortization expense was $2.9 million. Future annual amortization expense for intangible assets is estimated to be as follows:

2010 six months	$3,000
2011	3,034
2012	2,006
Thereafter	1,997

$10,037

10.	Debt obligations
The First Priority Senior Security Notes (“FPSSN”) and Second Priority Senior Security Notes (“SPSSN”) present the following amounts, rates and periods, as follows:

	June 30, 2010	December 31, 2009
FPSSN at variable rate (10.50% plus the greater of the Eurodollar Rate determined quarterly and one and one-half percent (1.50%)), due in 2011(a).	$238,237	$238,237

SPSSN at annual fixed rate of 10.125%, due in 2013 (b) for 2010 and 2009, the aggregate interest accrued to the principal of the debt obligation is $49,947 and $42,378, respectively).	189,947	182,378

	$428,184	$420,615

a.	The main characteristics for the FPSSN are as follows:
•	Maturity is on November 30, 2011.

•	Interest at variable rate (10.50% plus the greater of the Eurodollar Rate determined quarterly and one and one-half percent (1.50%)).

•
Optional cash prepayments of principal and accrued interest plus 3%, 2% and 1%, in the first, second and third years, respectively. From the fourth year on, all payments will be at the stated interest rate.

•	Contain covenants that require the redemption of notes to the extent that the Company’s excess cash flow in any quarter exceeds $5.0 million based on the formula established in the contract.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
•
Impose limits on our spending for capital expenditures. On May 7, 2010, the Company obtained waivers for certain indenture covenants from the holders of a majority of each of the FPSSN and SPSSN to allow Satmex to make up to $100 million of cash payment in connection with the construction of a new satellite.

•	In the event of any change in the control of Satmex, holders may redeem all or part of the debentures at 101% of the unpaid balance of principal and accrued interest.

•
In the event of debt payment noncompliance, the penalty interest rate applicable to the unpaid principal balance until such situation is remedied will be 2% higher than the regular interest rate applicable at that time.

•
Principal and interest are guaranteed by a first priority lien on substantially all of the assets of Satmex per article 92 and subsequent articles of the Ley de Vías Generales de Comunicación (“Law of General Communications Media”), and by a combination of guarantees over the shares held by Satmex in Enlaces, Services Companies, Alterna’TV Corp. and Alterna’TV Int.

b.	The main characteristics for the SPSSN are as follows:
•	Maturity is on November 30, 2013.

•	Quarterly interest at the annual rate of 10.125%.

•
In the first year, the interest at the annual 10.125% rate will not be paid but added to the principal amount of the SPSSN; from the second up to the fifth year, 2% of the 10.125% interest will be paid in cash, and the remaining 8.125% will continue to be added to the principal amount of the SPSSN; and beginning in the sixth year, total interest will be paid in cash until the SPSSN have been paid in full.

•
Contain covenants that require the redemption of notes once the FPSSN have been fully paid, to the extent that the Company’s excess cash flow in any quarter exceeds $5.0 million based on the formula established in the contract and impose limits on our spending for capital expenditures.

•
In the event of a change in control of Satmex resulting from a buyer which is not included in the list of approved buyers in the Restructuring Agreement, unless such buyer is approved by 66.66% of the SPSSN holders, the holders may redeem all or part of the unpaid balance of principal and accrued interest of the bonds, which may take place at the same time as the change of control.

•
Principal and interest are guaranteed by a second priority lien on substantially all the assets of Satmex per article 92 and subsequent articles of the Law of General Communications Media. Additionally, Satmex executed certain guarantees over the shares it holds in Enlaces and the New Service Companies. Such guarantees are subject to the bankruptcy protection condition of the FPSSN.

The contracts related to the debt obligations issued by Satmex establish other affirmative and negative covenants, common for this type of transaction. As part of those covenants Satmex is committed to provide periodic information to the bondholders, through the fiduciary agents U.S. Bank National Association and Wells Fargo Bank, N. A. (First Priority Indenture Successor Trustee and Second Priority Indenture Trustee, respectively).
As of June 30, 2010, the Company has complied with all aspects of contractual agreements and is timely complying with interest payments.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
11.	Labor obligations
Disclosures required by US GAAP are considered immaterial.
12.	Shareholders’ equity
a.
The shareholding structure of Satmex consists of ordinary, nominative Class I and a Class II shares at no-par value, which are fully subscribed and paid in. The shares are divided into three series: Series A, which may only be subscribed or acquired by Mexican nationals under certain mechanisms established in the Company’s bylaws; Series B and Series N, which may be freely subscribed or acquired by anybody, including foreign investors.

As of June 30, 2010 and December 31, 2009, the authorized, issued and outstanding common stock is as follows:

Common Stock — Shares
Fixed Capital			Variable Capital
Class I			Class II		Rights %
Series A	Series B	Series N	Series B	Series N	Voting	Economic

7,500,000	—	—	—	—	45.00	16.00
—	221,667	401,770	—	—	1.33	1.33
—	111,667	202,395	—	—	0.67	0.67
—	—	—	7,166,667	29,395,833	43.00	78.00
1,666,667	—	208,333	—	—	10.00	4.00

9,166,667	333,334	812,498	7,166,667	29,395,833	100.00	100.00

The LFT provides that foreign investors are not permitted to hold more than 49% of the Satmex’s common stock. However, in accordance with the Foreign Investments Law, the “neutral investment” shares (Series N) that Satmex may issue are not considered when determining the level of foreign investment participation in common stock.

Series A and B shares are ordinary. The Series N shares have limited voting rights and have no right to a preferred dividend since they are neutral investment shares. All shares are in trusts whose constructive possession is held as follows: for the Mexican federal government, 20% of the economic rights and 55% of the voting rights, and for Deutsche Bank Mexico, S. A., 80% of the economic rights and 45% of the voting rights.

Based on the above events, Satmex obtained authorization from the National Foreign Investment Commission to issue Series N neutral investment shares, and from the Federal Anti-Trust Board (“Comisión Federal de Competencia” or “CFC”) for the shareholding concentration derived from the capital increase described in c. below. Similarly, Satmex obtained authorization from the SCT to modify its common stock structure as required by the concession titles granted to occupy geostationary orbital positions.

b.
Through the unanimous resolutions approved during the shareholders’ meeting on November 30, 2006, the shareholders agreed to reduce the common stock of Satmex by absorbing accumulated losses of $317.5 million. Following this reduction, the common stock of Satmex was fully assigned to minimum fixed stock as required by Mexican General Corporate Law.

c.
Similarly, through the unanimous resolutions approved during the shareholders’ meeting on November 30, 2006, the shareholders agreed to increase variable capital by capitalizing the portion of the principal and interest balance of the HYBs exceeding the principal of the SPSSN ($140 million). The capitalization process involved the amount of $273.8 million and resulted in the issuance of 7,166,667 new Class II, Series B ordinary, nominative shares without par value and 29,395,833 Class II, Series N ordinary, nominative shares without par value.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
As of June 30, 2010 and December 31, 2009, the common stock of the Company amounted to $46.8 million.

d.
Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee, is the owner and holder of shares representing 96% of common stock with economic rights (including neutral investment shares) and 90% of the ordinary voting stock of Satmex.

e.
Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee, is currently the registered owner and holder of shares representing 4% of the common stock with economic rights (including neutral investment shares) and 10% of the ordinary voting stock of Satmex.

f.
Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

g.	As of December 31, 2009, the balance of the tax contributed capital account is $1,716,132, which is higher than shareholders’ deficit according to the consolidated balance sheets.
13.	Income taxes
Enacted tax law changes in 2009 — On December 7, 2009, Mexico enacted new tax laws that became effective January 1, 2010 (the “2010 Tax Reform”). Among other things, the new laws indicate:
•	Provide for a temporary increase in the ISR rate.

•	Disallow crediting IETU loss credit carryforwards against ISR liabilities, and

•	An increase in VAT (Value-Added Tax) from 15% to 16%.

Statutory income tax rates — Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.

For 2009, 2008 and 2007, the ISR rate was 28%. As a result of the 2010 Tax Reform, the ISR rate will be 30% from 2010 to 2012, 29% for 2013 and 28% for 2014 and thereafter. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

The IETU rates were 16.5% in 2008, 17% in 2009, and 17.5% in 2010 and thereafter.

Based on its projections, the Company determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, the Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

14.	Contingencies and commitments
Satellite and insurance matters
a.
The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s useful life ended in 2009. Any uninsured loss of Solidaridad 2 would have a minor adverse effect on Satmex’s results of operations and financial position.

b.
In December 2009, Satmex renewed the in-orbit insurance policy for the Satmex 6, which expires on December 5, 2010, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would have a material adverse effect on Satmex’s results of operations and financial position.

c.
In December 2009, Satmex renewed the in-orbit insurance policy for the Satmex 5 satellite, which expires on December 5, 2010, and provides coverage for $90 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

Satmex 5 insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. Because XIPS has experienced anomalies on other similar satellites, this exclusion has become a typical feature in insurance policies for satellites with the same propulsion system. It also has another exclusion related to the anomaly from the channel 1C.

On January 27, 2010, satellite Satmex 5 experienced the total failure of the XIPS. Currently, Satmex 5 is operating using the chemical propellant subsystem. The estimated remaining propellant useful life is 2.7 years as of January 27, 2010. Such failure does not have an impact in the service capacity of Satmex 5, therefore, no impairment loss was identified by management following the policy described in Note 4f to the consolidated financial statements.

The insurance policy terms and conditions are according to current industry standards. Any uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s results of operations and financial position.

Legal matters
d.
Management is not aware of any pending litigation against Satmex or its assets are subject to any legal action other than those that arise in the normal course of business. The liability for all legal actions or other claims against Satmex prior to October 15, 1997 has been retained by the Mexican Government.

e.
On January 1, 2008, the IETU Law went into effect. Satmex, on the one hand, and Enlaces, the Service Companies and HPS, on the other hand, have submitted amparos writ against the IETU Law to minimize the Company’s tax burden. On February 9, 2010, the Supreme Court of Justice notified that such amparos were denied considering that IETU Law is constitutional.

Commitments
f.
Satmex entered into a contract with Satmex and Space Systems/Loral, Inc. (“SS/L”) and granted to SS/L an usufructo legal structure that grants it the right to use and benefit from certain transponders until the end of the life of the Satmex 6 and Satmex 5 satellites. SS/L was not required to post a bond related to the usufructo arrangement.

In the event that Satmex or a new stockholder decides not to continue with the usufructo arrangement, SS/L has the right to receive the higher of a percentage of the net sale value of Satmex 5 and Satmex 6 or an amount equal to the market value related to the transponders granted under the usufructo arrangement.

g.
The orbital concessions granted by the Mexican federal government establish that Satmex should assign, during the extension of the orbital concessions, satellite capacity to the Mexican federal government in band C and band Ku. The capacity assigned amounts to approximately 362.88 MHz.

h.
Satmex pays rights of use for the facilities where control centers are located which are of the Mexican federal government property. Accordingly, it is required to pay during the term of the concession, an equivalent of 7.5% of the value of the facilities determined by experts assigned by the Mexican federal government and updated periodically. For the six months period ended June 30, 2010, the fees paid for the use of these control centers were $241.

i.
On June 20, 2008, SS/L entered into an Authorization to Proceed (“ATP”), by means of which Satmex wished to procure and SS/L wished to provide, the Satmex 7 satellite. The termination date of the ATP shall be upon the earliest to occur of: (i) execution and delivery by the parties of the contract; (ii) December 20, 2009.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

On October 2, 2009: (i) Satmex assigned the ATP to Alterna’TV Corp.; (ii) Alterna’TV Corp. accepted the assignment of the ATP; (iii) SS/L authorized and approved the assignment of the ATP from Satmex to Alterna’TV Corp.; and (iv) Satmex agreed to be jointly and severally liable for Alterna’TV Corp.’s obligations under the ATP and unconditionally guaranteed to SS/L the due and timely performance by Alterna’TV Corp. of all the present and future undertakings and obligations to SS/L under the ATP.

On December 18, 2009, Alterna’TV Corp. and SS/L, entered into the First Amendment to the ATP, extending the term of the ATP to December 31, 2010.

j.	On April 1, 2010 SS/L and Satmex entered into an ATP for a new Satmex 8 satellite. The ATP terminated upon execution of the construction contract-described below.

On May 7, 2010, but effective as of April 1, 2010, we entered into a construction contract (the “Agreement”) with SS/L for the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8, to replace our exiting Satmex 5 satellite. Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, we have requested confidential treatment for certain portions of the Agreement, a copy of which, with portions redacted, is attached hereto as Exhibit 10.1.

The Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones. Satmex has made expenditures of $16.0 million through June 30, 2010 and contemplates that it will be required to make expenditures of approximately $65 million before December 31, 2010. Satmex estimates that the total Satmex 8 program, including construction, launching and insurance, will cost approximately $350 million.

The payments to be made under the Agreement may be deemed to exceed the level of capital expenditures that Satmex may make or commit to make under the indentures governing its FPSSN and SPSSN. Satmex, therefore, obtained waivers for certain indenture covenants from the holders of a majority of each of the FPSSN and SPSSN to allow Satmex to enter into the Agreement and a related satellite launch agreement, and to make up to $100 million of cash payments in connection therewith. In connection with the Waiver, Satmex agreed to an increase in the interest rate payable on the First Priority Notes from 10.50% plus the greater of the Eurodollar Rate determined quarterly and one and one-half percent (1.50%), which was 12% through June 30, 2010.

k.
Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months beginning October 2008 and ending in December 2013. For the six months period ended June 30, 2010, rental expense was $246. The minimum future payments, until the end of the contract, amount to $1,724.

l.
Enlaces leases one floor in the building where its headquarters and warehouse are located. The corresponding lease agreement establishes a mandatory period of two years beginning June 2009 and ending in July 2011. For the six moths period ended June 30, 2010, rental expense was $352 in 2010 and $407 in 2009. The minimum future payments, until the end of the contract, amount to $578.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
m.
Future minimum revenues due from customers under non-cancelable operating lease contracts, which include a penalty clause against customers in case of early termination, for transponder capacity on satellites in-orbit as of June 30, 2010, are as follows:

Years	Amount

2010	$56,426
2011	90,704
2012	67,124
2013	35,366
2014	6,359
Thereafter	2,341

$258,320

Other Matters
n.
Additional taxes payable could arise in transactions with related parties if the tax authorities, during a review, believe that the prices and amounts used by Satmex are not similar to those used with or between independent parties in comparable transactions.

o.
The primary and alternate control centers used by Satmex to operate its satellites form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. Under its Property Concession, Satmex can only use these control centers for the operation of satellites. However, the teleport of Enlaces is also housed at the primary control center. A request for approval to use the control center for the operation of Enlaces’ teleport was filed with SCT in July 2000. In March 2009, Enlaces provided the SCT with a detail of the equipment and antennas being used at the control center that are independent of Satmex’s satellite operations. No official response regarding the authorization to use the control centers for other than satellite operations has been received as of the date of these consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Item 3. Management’s Discussion and Analysis of Financial Condition and Results Operations
(Thousands of U.S. dollars)
Results of Operations for the six months period ended June 30, 2010 compared to June 30, 2009.
Revenue
Revenue for the first six months period ended June 30 2010 was $63.9 million, compared to $61.4 million in June 2009.
Revenue for the six months of 2010 increased $2.5 million compared to the same period in the previous year. The increase was due to an increase in fixed satellite services (FSS) of $2.7 million, an increase of $0.1 million in broadband satellite services provided by Enlaces, partially offset by a decrease of $0.3 million in programming distribution services.

	Six months period ended
	June 30,
	2010	2009	variances

• Satellite services	$53,056	$50,348	$2,708
• Broadband satellite services	6,204	6,151	53
• Programming distribution services	4,641	4,941	(300)

	$63,901	$61.440	$2,461

The increase of $2.7 million in FSS was due to an increase of $1.3 million in new contracts, plus an increase of $3.0 million for additional net capacity contracted by existing customers, partially offset by $1.6 million in expired contracts.
Operating Expenses
Operating expenses increased to $47.2 million in 2010 (74% as a percentage of revenues), from $41.5 million in 2009 (68% as a percentage of revenues). An analysis of the fluctuations is described bellow:

	Six months period ended
	June 30,
	2010	2009	variances

• Satellite operations	$9,179	$9,365	$(186)
• Selling and administrative expenses	16,636	8,344	8,292
• Depreciation and amortization	21,414	23,848	(2,434)

	$47,229	$41,557	$5,672

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Satellite Operations
Total satellite operating cost for the first six months of 2010 was $9.2 million compared to $9.4 million in 2009, a decrease of $0.2 million.

	Six months period ended
	June 30,
	2010	2009	Variances

• Satellite operations	$5,563	$5,991	$(428)
• Broadband satellite services	1,141	927	214
• Programming distribution services	2,475	2,447	28

	$9,179	$9.365	$(186)

Satellite operations cost decreased due a reduction of $0.4 million in satellite insurance costs and other expenses. This improvement is mostly explained by better renewal conditions in the insurance of Satmex 5 and 6 at the end of 2009.
Broadband satellite services cost rose $0.2 million mostly explained by an increase in the cost associated to antennas installation, and teleport and antennas maintenance.
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees, and allowance for doubtful accounts, amounted to $16.6 million in 2010 (26% as a percentage of revenues), as compared to $8.3 million in 2009 (14% as a percentage of revenues). This result is primarily due to an increase of $8.3 million in restructuring fees, as is shown below:

	Six months period ended
	June 30,
	2010	2009	variances

Restructuring fees	$9,057	$903	$8,154
Normal course of business fees	1,198	1,634	(436)
Personnel cost	4,322	3,760	562
Other expenses	2,059	2,047	12

Total selling and administrative expenses	$16,636	$8,344	$8,292

Depreciation and Amortization
Depreciation and amortization expense was $21.4 million in 2010 and $23.8 million in 2009. The decrease of $2.4 million was due to:

	Six months period ended
	June 30,
	2010	2009	variances

Contract backlog	$2,695	$6,755	$(4,060)
Satmex 5	9,362	6,708	2,654
Satmex 6	7,265	7,265	—
Solidaridad 2	—	784	(784)
Other expenses	2,092	2,336	(244)

Total depreciation and amortization	$21,414	$23,848	$(2,434)

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
As of November 30, 2006 the Company recognized in connection with the adoption of fresh-start reporting (FSR) an increase in intangible assets (Contract Backlog, customer relationship, internally developed software, and landing rights) which reflected the values that arise from Satmex’s assets valuation and fair value. The net decrease in depreciation and amortization in 2010 is derived from the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the FSR. The increase in the depreciation of Satmex 5 is due to the reduction of its expected useful life resulting from the XIPS failure informed in the 6K dated January 28th.
Operating Income
Our operating income for the six months period of 2010 was $16.7 million and $19.9 million in 2009 due to the reasons mentioned above.
Interest Expense
Total interest cost for the six months ended June 30, 2010 was $22.4 million, compared to $21.9 million in 2009. The increase is mostly explained by the increase in interest rate payable on the First Priority Senior Secured Notes from 10.5% plus the greater of the Eurodollar Rate determined quarterly and one and one-half percent (1.5%).
Net Foreign Exchange Loss/Gain
We recorded a foreign exchange gain for the first six months of 2010 of $0.006 million as compared to $0.1 million foreign exchange loss for the corresponding period in 2009. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
Satmex applied the different income tax rates according to the estimated date of reversal of each of the temporary items based on the computation of deferred income taxes. For the six months of 2010, we recorded income tax expense of $0.5 million on a loss before income taxes of $5.6 million, yielding a negative effective rate, while for 2009 we recorded income tax expense of $6.9 million on a loss before income taxes of $2.0 million.
In 2009, even though Satmex incurred on a tax loss for income tax purposes, the company had to pay Flat taxes mostly because the depreciation, amortization and interest expenses incurred by the company are not deductible for the Flat Tax Rate applied.
The decrease in the income tax expenses from 2009 to 2010 is due to the projection of a “negative base” for the determination of the 2010 flat tax, due to the costs to be incurred in 2010 in the construction of the Satmex 8 satellite, which are deductible for flat tax purposes.
Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.
Due to the factors discussed above, the net loss attributable to Satélites Mexicanos, S.A. de C.V. for the first six months of 2010 was $6.3 million, as compared to a loss of $9.1 million for the same period of 2009.
Results of Operations for the three months period ended June 30, 2010 compared to June 30, 2009.
Revenue
Revenue for the second quarter of 2010 was $32.1 million compared to $30.6 million in the same period of 2009.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Revenue for the second quarter of 2010 increased $1.5 million compared to the same period in the previous year. The increase was due to an increase in fixed satellite services (FSS) of $1.6 million, an increase of $0.2 million in broadband satellite services provided by Enlaces, partially offset by a decrease of $0.3 million in programming distribution services.

	Three months period ended
	June 30,
	2010	2009	variances
• Satellite services	$26,626	$25,023	$1,603
• Broadband satellite services	3,201	3,029	172
• Programming distribution services	2,267	2,540	(273)

	$32,094	$30,592	$1,502

The increase of $1.6 million in FSS was due to an increase of $0.9 million in new contracts, plus an increase of $1.3 million from additional net capacity contracted by existing customers, partially offset by $0.6 million in expired contracts.
Operating Expenses
Operating expenses increased to $24.8 million in 2010 (77% as a percentage of revenues), from $20.3 million in 2009 (66% as a percentage of revenues) for the reasons described below:

	Three months period ended
	June 30,
	2010	2009	variances
• Satellite operations	$4,733	$4,660	$73
• Selling and administrative expenses	9,104	3,883	5,221
• Depreciation and amortization	10,971	11,797	(826)

	$24,808	$20,340	$4,468

Satellite Operations
Total satellite operating cost in the second quarter of 2010 was $4.7 million compared to $4.6 million in 2009, a decrease of $0.1 million.

	Three months period ended
	June 30,
	2010	2009	variances
• Satellite operations	$2,832	$2,926	$(94)
• Broadband satellite services	649	533	116
• Programming distribution services	1,252	1,201	51

	$4,733	$4,660	$73

Satellite operations cost decreased due a reduction of $0.1 million in satellite insurance costs and other expenses. This improvement is mostly explained by better renewal conditions in the insurance of Satmex 5 and 6 at the end of 2009.
Broadband satellite services cost rose $0.1 million mostly explained by an increase in the cost associated to antennas installation, and teleport and antennas maintenance.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Selling and Administrative Expenses
Selling and administrative expenses, which consist primarily of salaries and employee compensations, professional fees, and allowance for doubtful accounts, amounted to $9.1 million in 2010 (28% as a percentage of revenues), as compared to $3.9 million in 2009 (13% as a percentage of revenues). This result is primarily due to an increase of $5.1 million in restructuring fees, as is shown below:

	Three months period ended
	June 30,
	2010	2009	variances
Restructuring fees	$5,183	$234	$4,949
Normal course of business fees	515	628	(113)
Personnel cost	1,990	2,091	(101)
Allowance for doubtful accounts	116	(31)	147
Other expenses	1,300	961	339

Total selling and administrative expenses	$9,104	$3,883	$5,221

Depreciation and Amortization
Depreciation and amortization expense was $11.0 million in 2010 and $11.8 million in 2009. The decrease of $0.8 million was due to:

	Three months period ended
	June 30,
	2010	2009	variances
Contract backlog	$1,348	$3,378	$(2,030)
Satmex 5	4,966	3,374	1,592
Satmex 6	3,633	3,633	—
Solidaridad 2	—	213	(213)
Other expenses	1,024	1,199	(175)

Total depreciation and amortization	$10,971	$11,797	$(826)

As of November 30, 2006 the Company recognized in connection with the adoption of fresh-start reporting (FSR) an increase in intangible assets (Contract Backlog, customer relationship, internally developed software, and landing rights) which reflected the values that arise from Satmex’s assets valuation and fair value. The net decrease in depreciation and amortization in 2010 is derived from the recognition of the new value of noncurrent assets starting December 1, 2006 as a consequence of the criteria of the FSR. The increase in the depreciation of Satmex 5 is due to the reduction of its expected useful life resulting from the XIPS failure informed in the 6K dated January 28, 2010
Operating Income
Our operating income for the second quarter of 2010 was $7.3 million and $10.3 million in 2009 due to the reasons mentioned above.
Interest Expense
Total interest cost for the second quarter of 2010 was $11.9 million, compared to $11.0 million in 2009. The increase is mostly explained by the increase in the interest rate payable on the First Priority Senior Secured Notes from 10.5% plus the greater of the Eurodollar Rate determined quarterly and one and one-half percent (1.5%).

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Net Foreign Exchange Loss/Gain
We recorded a foreign exchange gain for the second quarter of $0.04 million as compared to $0.3 million foreign exchange gain for the corresponding period in 2009. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.
Income Tax
Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items based on the computation of deferred income taxes. For the second quarter of 2010, we recorded income tax benefit of $2.0 million on a loss before income taxes of $4.5 million, yielding a negative effective rate, while for 2009 we recorded income tax expense of $3.2 million on a loss before income taxes of $0.4 million.
In 2009, even though Satmex incurred on a tax loss for income tax purposes, the company had to pay taxes mostly because the depreciation, amortization and interest expenses incurred by the company are not deductible for the Flat Tax Rate applied.
The recognition of an income tax benefit from 2009 to 2010 is due to the cancellation of the flat tax expenses recorded as of March 2010, derived from the recognition on the financial projections of the commitments generated by Loral’ Satmex 8 construction contract , which yield a “negative base” on the 2010 projected flat tax.
Net Loss Attributable to Satélites Mexicanos, S.A. de C.V.
Due to the factors discussed above, the net loss attributable to Satélites Mexicanos, S.A. de C.V. for the second quarter of 2010 was $2.5 million, as compared to a loss of $3.8 million for the same period of 2009.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
PART II — OTHER INFORMATION
Item 1. Legal Matters
None.
Item 2. Other Matters
Liquidity and Capital Resources
At June 30, 2010, we had total debt of $428.2 million. This amount represents the new First Priority Senior Secured Notes and Second Priority Senior Secured Notes issued in accordance with our Plan of Reorganization.
Sources and Uses of Cash
Cash decreased $0.9 million for the six months period ended June 30, 2010. Cash increase was originated mostly by an increase of $7.5 million arising from the capitalization of interest of the Second Priority Notes, an increase of $10.3 million in operating activities, and a use of $18.7 million in investments.
Our total cash balance as of June 30, 2010 was $101.5 million compared to $102.4 million on December 31, 2009.
We consider that our current sources of liquidity are sufficient to meet our operating requirements for 2010.
Item 3. Exhibits
Exhibit 10.1. Contract between Space Systems/Loral, Inc. and Satélites Mexicanos, S.A. de C.V. (executed on May 7, 2010 and effective as of April 1, 2010) for the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8. Portions of this exhibit have been omitted pursuant to Satmex’s Confidential Treatment request, submitted to the Securities and Exchange Commission and the date of filing of this form 6-K.
*********************

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
Item 4. Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)
Date: August 13, 2010	By:	/S/ Luis Fernando Stein Velasco
Signature)
		Name:	Luis Fernando Stein Velasco
		Title:	Chief Financial Officer